    Hewlett Packard Enterprise Company
    1701 East Mossy Oaks Rd.
    Spring, TX 77389

April 6, 2023

VIA EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert Shapiro
Lyn Shenk

Re:    Hewlett Packard Enterprise Company
Form 10-K for Fiscal Year Ended October 31, 2022
Filed December 8, 2022
File No. 001-37483
Dear Messrs. Shapiro and Shenk:
Hewlett Packard Enterprise Company (“HPE,” the “Company” or “we”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 15, 2023 (the “Comment Letter”), relating to the above-referenced Form 10-K of HPE for the fiscal year ended October 31, 2022 (the “2022 Form 10-K”).
For the Staff’s convenience, the text of the Staff’s numbered comment from the Comment Letter is set forth below in bold, with the Company’s response thereto immediately following each comment.
Form 10-K for Fiscal Year Ended October 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year 2022 Compared to Fiscal Year 2021
Segment Information, page 45
1.Please quantify the extent to which changes in net revenue and income from operations are attributable to changes in prices or to changes in the volume or amount of goods or services being sold, or to the introduction of new products or services. Please also revise to quantify factors to which changes are attributed. For example, we note your disclosure that sales were impacted by higher prices, offset by unfavorable currency fluctuations and lower shipments. Refer to Item 303(b)(2)(iii) of Regulation S-K.
RESPONSE: We respectfully acknowledge the Staff’s comment. We do not manage our operating segments based solely on volume and price. For several of our segments, several variables, including the year over year changes to our product and services mix, the tailoring of our solutions sold to customers and the related pricing, and fluctuations in foreign currency exchange rates complicate attributing our year over year fluctuations in revenue solely to volume and price changes or new products or services. However, the following

‘Planned Future Filing MD&A Revisions’ section presents how we plan to revise our future disclosures, including incremental disclosure, of our 2022 Form 10-K Consolidated net revenue, Compute, and Intelligent Edge disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).
We also respectfully advise that we do not anticipate revising our MD&A disclosures for the HPC & AI, Storage, Financial Services, and Corporate Investments and Other segments for the following reasons:
HPC & AI
Revenues and earnings for HPC & AI are derived from selling complex solutions that are often tailored for specific customer requirements.  The demand for HPC & AI products is primarily driven by the growing need for supercomputing to process expanding volumes of data and rapidly growing artificial intelligence capabilities. Our current MD&A disclosures describe our net revenue trends for material changes in major product lines, and we do not believe Item 303(b)(2)(iii) is applicable as price and volume are not the primary driver of changes in revenue.  As an example, this segment built and sold the world’s first exascale supercomputer (known as Frontier), but other exascale systems may not be recognized in revenue in other comparative periods.  The customer contracts for our unique solutions are very specific to the type of solution required by specific customers and the products ultimately sold are engineered to meet certain processing speed, storage or other requirements of the customer.  Given pricing and product volume in this solution driven business is largely unique by customer, revising our disclosures to focus on price and volume is not practical nor would it be informative as it may inadvertently imply that price has a stronger influence on demand versus the overall macroeconomic trends related to super computing and artificial intelligence, as well as the unique solution requirements set forth by our customer base.  As an example, if our MD&A disclosures focused on price and volume to compare a period with lower sales volume of more complex, higher priced solutions (i.e., exascale supercomputers) to a period with higher volume of less complex, lower priced solutions, an investor may develop price per unit trend expectations that are not in line with our pricing strategy or macroeconomic demand trends for the technologies managed in this segment.
Storage
Revenues and earnings for our Storage segment are derived from selling a multitude of storage products and services in a market with evolving technology moving toward more software rich product and service offerings.  As our technology offerings vary meaningfully in this space, the identification of a specific product unit that is applicable to all technology types is not practical. As an example, product offering units range as follows:
•Block storage: fixed-size blocks of storage, which can result in a higher per unit count for a single solution. Fixed-sized blocks are not all equal product units as the accessibility and performance capabilities of blocks can vary meaningfully.
•Hyperconverged storage: storage embedded in product offerings that combines varying enterprise technologies, including storage capacity, into a virtualized system, which can lead to a lower unit count measured by system (versus fixed-sized block). As with block storage, performance capabilities also vary by system.

•Software: as we transition to more software-based service offerings, we sell more licenses, which typically result in a higher unit count versus more traditional products such as hyperconverged storage.
•Tape: air-gapped security of tape-based backups, which is generally the lowest cost, least efficient technology that can be purchased in high volumes depending on amount of customer storage demand.
In total, the Storage segment has over 85 product offerings due to the level of differentiated technology, performance capabilities and capacity offerings. Further, these product offerings can generally be customized to meet specific customer solution requirements and pricing is specifically negotiated with customers. These factors significantly complicate obtaining “apples to apples” product volume and price comparisons. While there is not a consistent unit measure for all product offerings, product pricing also ranges from approximately $500 to $250,000+ per unit due to the differentiated technology, accessibility, performance capabilities and capacity offerings. These disparities create challenges of attributing revenue movements specifically to price and volume assumptions versus our current approach on providing commentary on the product lines driving our material revenue fluctuations. As such, we do not believe Item 303(b)(2)(iii) is applicable as we do not believe the material revenue fluctuations of the storage business can be directly attributed to price and volume.
Financial Services & Corporate Investments and Other
We do not anticipate revising these segment MD&A disclosures as the changes in revenue were not material and we disclosed the quantitative impact of the most significant change, foreign currency.
Planned Future Filing MD&A Revisions:
Consolidated net revenue
Net revenue
In fiscal 2022, total net revenue of $28.5 billion, increased by $0.7 billion, or 2.6% (increased 5.1% on a constant currency basis). U.S. net revenue increased by $0.6 billion or 6.5% to $9.4 billion, while net revenue from outside of the U.S. increased by $0.1 billion or 0.7% to $19.1 billion.
From a segment perspective, net revenue increased across many of our segments due to the improved demand environment led by revenue growth. Intelligent Edge increased 11.3% due to a robust demand environment, reflected in a high backlog. Compute increased 3.7% due to higher average unit prices. HPC & AI increased 0.3% due to growth in HPC product lines. These increases in net revenue were moderated by decreases in the Corporate Investments and Other, Financial Services, and Storage segments of 7.4%, 1.8%, 1.0%, respectively. See the full discussion of segment results including an analysis on price and volume fluctuations in the “Segment Results” section.
Compute
Compute net revenue increased by $458 million, or 3.7% (increased 6.0% on a constant currency basis) primarily due to a 6.1% increase in products revenue. The products revenue increase was primarily due to average unit prices increasing 16.6% led by a combination of increased sales of server configurations with more complex component architectures in our next generation products. The product revenue increase was moderated by unfavorable currency fluctuations and lower unit shipments of 8.5% resulting from supply constraints due to the challenging supply chain environment. As a result, we ended the period with a high level of order backlog.

Services net revenue declined by 4.4% primarily due to unfavorable currency fluctuations, lower revenue from Russia and the impact of delayed hardware shipments on services contracts.
Compute earnings from operations as a percentage of net revenue increased 3.2 percentage points due to decreases in costs of products and services as a percentage of net revenue and operating expenses as a percentage of net revenue. The decrease in costs of products and services as a percentage of net revenue was primarily due to higher average unit prices and strong cost management partially offset by unfavorable currency fluctuations and the impact of supply chain constraints and related costs. The decrease in operating expenses as a percentage of net revenue was primarily due to cost reduction measures and lower variable compensation expense.
Intelligent Edge
Intelligent Edge net revenue increased by $372 million, or 11.3% (increased 14.0% on a constant currency basis) primarily due to a robust demand environment, reflected in a high backlog, which continues to be impacted by supply constraints resulting from a challenging supply chain environment. Net revenue increased in both Intelligent Edge products and services but was moderated by unfavorable currency fluctuations. Product revenue increased by 10.9% primarily driven by the wireless local area network ("WLAN") products, partially offset by declines in Switching products due to material constraints. The product revenue increase was primarily due to increases of average unit prices of 9.6% and volume and product mix effect of 4.3%, which was moderated by unfavorable currency fluctuations. Services net revenue increased 12.9% primarily due to higher attached support services and our as-a-service offerings.
Intelligent Edge earnings from operations as a percentage of net revenue decreased 0.5 percentage points primarily due to an increase in cost of products and services as a percentage of net revenue, partially offset by a decrease in operating expenses as a percentage of net revenue. The increase in cost of product and services as a percentage of net revenue was primarily due to supply chain constraints and related costs and unfavorable currency fluctuations. Operating expenses as a percentage of net revenue decreased primarily due to lower variable compensation expense and an increase in the scale of net revenue.
GAAP to Non-GAAP Reconciliations
Reconciliation of GAAP earnings from operations and operating profit margin to non-GAAP earnings from operations and operating profit margin, page 54

2.Refer to your reconciliations of non-GAAP earnings from operations and net earnings. Please explain why it is appropriate to adjust for transformation costs. We note from your disclosure in footnote 3 to the financial statements that you have incurred transformation costs in each of the last three fiscal years. We note from your Form 10-K for the year ended October 31, 2019 that you also incurred such costs in each of the preceding three years as well. In this regard, these costs appear to be normal, recurring operating expenses for your business. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
RESPONSE: The Company respectfully acknowledges that the reconciliations of our non-GAAP earnings from operations and net earnings measures do include transformation costs for multiple periods and that the Company’s fiscal 2023 is the final year in which material charges are expected to be incurred. These transformation program costs are limited to two discrete and uniquely independent transformation programs, which were specifically disclosed in Form 8-Ks filed on October 19, 2017, and May 21, 2020. Further, we have a non-GAAP policy to document how non-GAAP financial measures are defined, calculated and presented and the transformation program costs are in accordance with the policy. The transformation program costs are also subject to our internal controls over financial reporting through review with the disclosure review committee and as part of our Transformation Programs footnote tie out control. The below paragraphs detail the background of these programs and how the adjustment for these costs are consistent with the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

As filed in Form 8-K, on October 19, 2017, after the 2017 spin-offs of our Enterprise Services and Software business segments, the Company’s Board of Directors approved a multi-year restructuring program (“HPE Next”) in connection with the Company’s initiative to clean-sheet the operating model, simplify the organizational structure, redesign business processes and prioritize investments. This plan had a net cash budget of $800 million and our initial disclosures stated we expected the program to be substantially completed by fiscal year 2020. To execute this program, we incurred specific costs for targeted workforce reductions, real property and leased asset impairments, gains on the sale of real estate, and IT and program management costs. The workforce reduction, real property and lease asset impairments and real estate gains generally related to right-sizing the business following the spin-off transactions. The IT and program management costs related to standing up new IT systems following the significant changes from the spin-off transactions. Our 2022 Form 10-K filing discloses that the workforce reductions were substantially completed as of October 31, 2020 and the other components of the plan were substantially completed as of October 31, 2022. As such, our future filings will not include any material charges related to ~~the~~ HPE Next.

The Form 8-K filed on May 21, 2020 included disclosures for our transformation program known as “The Cost Optimization and Prioritization Plan”, which was a multi-year transformation program approved by our Board of Directors as a response to the COVID-19 pandemic and to prepare the Company to operate in a post-pandemic environment. This plan had a cash budget of $1 billion to $1.3 billion and was initially disclosed to require three years to complete. The Cost Optimization and Prioritization Plan was initiated to realign our workforce to areas of growth and implement new IT systems to support our evolving product portfolio strategy and growing financial services business. We have disclosed in our 2022 Form 10-K filing that we expect this program to be substantially complete by October 31, 2023, and accordingly would not expect material transformation costs to be incurred beyond that date.

We acknowledge that Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures states a non-GAAP performance measure excluding normal, recurring, cash operating expenses could be misleading and that the staff views an operating expense that occurs repeatedly or occasionally, including at irregular intervals, as recurring. While our transformation costs have been incurred in multiple periods, we note that the workforce reductions are non-cash in the period incurred, our Consolidated Statements of Cash Flows present restructuring cash outflows associated with these costs, asset impairment charges are non-cash and neither of these charges relate to our ongoing operations. Further, the IT and program management costs relate to the expense component of implementing new IT systems and are duplicative to the costs of our existing IT systems used to operate the business. As such, we have not considered these costs to be normal operating expenses. Additionally, we have accounted for transformation costs as a separate caption in our consolidated statements of earnings and provided detailed footnote disclosure in our Transformation Programs footnote to provide appropriate transparency to investors as to the nature, timing and extent of these costs. Given the substantial changes the business has experienced related to spin-off transactions and its response to the COVID-19 pandemic, we believe it is helpful to management and investors to have a non-GAAP measure that excludes transformation costs that are discrete and not related to our ongoing operating cost structure.
Non-GAAP Financial Measures, page 56
3.You disclose that management believes excluding items from non-GAAP financial measures facilitates a "more meaningful" evaluation of your current operating performance in comparison to our peers. Please revise your disclosure of usefulness of non-GAAP measures to investors to (a) eliminate descriptive language suggesting non-GAAP financial measures are “more meaningful” than comparable GAAP measures and (b) ensure that the disclosure addresses each non-GAAP measure and explains why each measure is useful to investors in terms that are substantive and specific to you (e.g., “investors should use this measure to…” or “this measure tells investors…”). Refer to Item 10(e)(1)(i)(C) of S-K and footnote 44 to FR-65. Note that disclosure of management’s use of such measures is only necessary to the extent material to investors.
RESPONSE: We acknowledge the Staff's comment and respectfully advise the Staff that, in future filings, we will eliminate the use of “more meaningful” in relation to describing our non-GAAP financial measures and will provide additional explanation as to why each measure is useful to investors. To address the Staff’s comments, we plan to revise our Non-GAAP Financial Measures disclosures in future filings. The below paragraphs present our proposed revised disclosures with the revisions denoted by underlined text:
The non-GAAP financial measures presented are net revenue on a constant currency basis, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP earnings from operations, non-GAAP operating profit margin (non-GAAP earnings from operations as a percentage of net revenue), non-GAAP net earnings, non-GAAP diluted net earnings per share, and free cash flow. These non-GAAP financial measures are used by management and investors for purposes of evaluating our historical and prospective financial performance, as well as evaluating our performance relative to our competitors. These non-GAAP financial measures are not computed in accordance with, or as an alternative to, generally accepted accounting principles in the United States. The GAAP measure most directly comparable to net revenue on a constant currency basis is net revenue. The GAAP measure most directly comparable to non-GAAP gross profit is gross profit. The GAAP measure most directly comparable to non-GAAP gross profit margin is gross profit margin.

The GAAP measure most directly comparable to non-GAAP earnings from operations is earnings from operations. The GAAP measure most directly comparable to non-GAAP operating profit margin (non-GAAP earnings from operations as a percentage of net revenue) is operating profit margin (earnings from operations as a percentage of net revenue). The GAAP measure most directly comparable to non-GAAP net earnings is net earnings. The GAAP measure most directly comparable to non-GAAP diluted net earnings per share is diluted net earnings per share. The GAAP measure most directly comparable to free cash flow is cash flow from operations.
Net revenue on a constant currency basis assumes no change in the foreign exchange rate from the prior-year period. This measure assists investors with evaluating the past and future performance of the Company, without the impact of foreign exchange rates as more than half of our revenue is generated outside of the U.S.
Non-GAAP gross profit and non-GAAP gross profit margin is defined to exclude charges related to the amortization of initial direct costs, stock-based compensation expense and disaster charges. We believe that these measures allow investors to compare our operating results to our past performance and peers. See below for the reasons management excludes each item:
•Amortization of initial direct costs represents the portion of lease origination costs incurred in prior fiscal years that do not qualify for capitalization under the new leasing standard. We exclude these costs as the Company elected the practical expedient under the new leasing standard. As a result, the Company did not adjust these historical costs to accumulated deficit. We believe that most financing companies did not elect this practical expedient and therefore the Company excludes these costs.
•Stock-based compensation expense consists of equity awards granted based on the estimated fair value of those awards at grant date. Although stock-based compensation is a key incentive offered to our employees, we exclude these charges for the purpose of calculating these non-GAAP measures, primarily because they are non-cash expenses and our internal benchmarking analyses evidence that many industry participants and competitors present non-GAAP financial measures excluding stock-based compensation expense.
•Disaster charges are primarily related to the exit of the Company’s businesses in Russia and Belarus, and include credit losses of financing receivables and trade receivables, employee severance and abandoned assets. Disaster charges also include direct costs or recovery related to COVID-19 as a result of Hewlett Packard Enterprise-hosted, co-hosted, or sponsored event cancellations and shift to a virtual format. While we present various items as Disaster charges, we exclude Disaster charges from these non-GAAP measures as the specific charges are non-recurring charges and not indicative of the operational performance of our business.
Non-GAAP earnings from operations and non-GAAP operating profit margin (non-GAAP earnings from operations as a percentage of net revenue) consist of earnings from operations excluding any charges related to the amortization of initial direct costs, amortization of intangible assets, impairment of goodwill, transformation costs, disaster charges, stock-based compensation expense and acquisition, disposition and other related charges. Investors should use these measures as useful supplemental information to evaluate the past and future performance. In addition to the items previously explained, management excludes these items for the following reasons:
•We incur charges relating to the amortization of intangible assets and excludes these charges for purposes of calculating these non-GAAP measures. Such charges are significantly impacted by the timing and magnitude of our acquisitions and any related impairment charges. We exclude these charges for the purpose of calculating these non-GAAP measures, primarily because they are non-cash expenses and our internal benchmarking analyses evidence that many industry participants and competitors present non-GAAP financial measures intangible asset amortization.
•In the fourth quarter of fiscal 2022, we recorded non-cash goodwill impairment charges associated with our HPC & AI and Software reporting units following the annual goodwill impairment review. We exclude these charges as we generally expect goodwill impairment charges to be non-recurring and also do not consider goodwill impairment charges to be expenses necessary to operate the business.
•Transformation costs represent net costs related to the (i) HPE Next and (ii) Cost Optimization and Prioritization Plan initiatives and include restructuring charges, program design and execution costs, costs incurred to transform our IT infrastructure, net gains from the sale of real estate and any impairment charges on real estate identified as part of the initiative. We exclude these costs as they are discrete costs related to two specific transformation programs that were announced as multi-year programs necessary to transform the business and IT infrastructure following material divestiture transactions in 2017 and in response to COVID 19 and an evolving product portfolio in fiscal 2020. The HPE Next initiative is substantially complete and we expect the Cost Optimization and Prioritization Plan to be substantially complete by October 31, 2023.
•We incur costs related to our acquisition, disposition and other related charges, most of which are treated as non-cash or non-capitalized expenses. The charges are direct expenses such as professional fees and retention costs. Charges may also include expenses associated with disposal activities including legal and arbitration settlements in connection with certain dispositions. We exclude these costs as non-cash or non-capitalized acquisition-related expenses are inconsistent in amount and frequency and are significantly impacted by the timing and nature of our acquisitions and divestitures.
Non-GAAP net earnings and non-GAAP diluted net earnings per share consist of net earnings or diluted net earnings per share excluding those same charges, as well as items such as tax indemnification and related adjustments, non-service net periodic benefit credit, litigation judgment, early debt redemption costs, earnings from equity interests, certain income tax valuation allowances and separation taxes, the impact of tax reform, structural rate adjustment and excess tax benefit from stock-based compensation. In addition, non-GAAP net earnings and non-GAAP diluted net earnings per share are adjusted by the amount of additional taxes or tax benefits associated with each non-GAAP item. We believe that excluding the items mentioned above from these non-GAAP financial measures allows management and investors to better understand our consolidated financial performance in relation to the operating results of our segments, as well as facilitates a supplementary measure of our current operating performance in comparison to our peers.

Free cash flow (“FCF”) is defined as cash flow from operations, less net capital expenditures (investments in property, plant & equipment (“PP&E”) less proceeds from the sale of PP&E) and adjusted for the effect of exchange rate fluctuations on cash, cash equivalents, and restricted cash. HPE’s management and investors can use FCF for the purpose of determining the amount of cash available for investment in HPE’s businesses, repurchasing stock and other purposes. Investors can also use FCF to evaluate HPE’s historical and prospective liquidity.
These non-GAAP financial measures have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations in relying on these non-GAAP financial measures are that they can have a material impact on the equivalent GAAP earnings measures and cash flows, they may be calculated differently by other companies and may not reflect the full economic effect of the loss in value of certain assets.
We compensate for these limitations on the use of non-GAAP financial measures by relying primarily on our GAAP results and using non-GAAP financial measures only as a supplement. We also provide a reconciliation of each non-GAAP financial measure to its most directly comparable GAAP measure. We believe that providing net revenue on a constant currency basis, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP earnings from operations, non-GAAP operating profit margin, non-GAAP net earnings, non-GAAP diluted net earnings per share and free cash flow, in addition to the related GAAP measures provides greater transparency to the information used in our financial and operational decision making and allows the reader of our Consolidated Financial Statements to see our financial results “through the eyes” of management.
Notes to Consolidated Financial Statements
Note 1: Overview and Summary of Significant Accounting Policies
Revenue Recognition, page 69
4.We note your disclosure of revenue on a segment and geographical basis pursuant to ASC 280. Please tell us your consideration of providing disaggregated disclosure of revenues. Refer to Refer to ASC 606-10-50-5 to 50-6 and 55-89 to 55-91. In this regard, we note that you provide a number of distinct products and services and that you disclose Annualized Revenue Run-rate ("ARR") as your pivot to as-a-service continues.
RESPONSE: We believe our disaggregation of revenue by our six operating segments is in accordance with ASC 606-10-50-5 to 50-6 and 55-89 to 55-91. As disclosed in our 2022 Form 10-K, our reportable segments are organized on a products and services basis taking into account factors such as the customer base and homogeneity of products and technology. Our Segment Information footnote discloses the types of products and services included in the segment revenue disclosures. Our services, as presented in our consolidated statements of earnings are a minority of consolidated revenue and largely are provided in support of our products sold (i.e., installation and warranty services). As such, we limit the disaggregation of our products and services to the presentation in our consolidated statements of earnings. Our revenue recognition policy disclosure on page 69 specifies that the majority of our products and services are recognized at the point in time control of the product or service transfers. Accordingly, we believe the nature, timing and uncertainty of revenue recognized is generally homogenous with respect to our ASC 606 application but differentiated by the types of products and services due to the varying market demands for our products and services and the underlying technologies. Additionally, due to our exposure to customers in various geographies and the related macro-economic and foreign exchange risks associated with varying geographies, we also disclose our revenue disaggregated by geography.
We acknowledge the Staff’s reference to our additional public disclosures about our pivot to as-a-service in relation to ASC 606-10-55-90(1)(a), and note we do disclose the annualized component of revenue associated with this transformation as Annualized Revenue Run-rate (“ARR”) as a key performance metric. The majority of ARR is related to our GreenLake edge-to-cloud platform services, which are currently embedded in most of our reportable segment results. For the fiscal year ended October 31, 2022, revenue recognized on an over-time basis is less than 5% of our consolidated revenue, and thus not yet a material component of total revenue. As our pivot to as-a-service continues and revenue recognized on an over time basis for as-a-service products and services becomes more significant relative to our consolidated revenue totals, we expect our disaggregated revenue disclosures will evolve in accordance with ASC 606.
Note 17: Litigation and Contingencies, page 119
5.A large portion of your disclosure is dedicated to providing the history of the legal proceedings in various cases in which you are involved, including the dates of various motions, appeals, and hearings. In addition, your disclosure includes legalese, including statements such as: “demurrer,” “show cause notices,” “certify a Rule 23 class,” “remittitur,” and “remand.” Please consider whether it would be useful to investors to place more emphasis on the current status the cases, in plain English, rather than on the history of legal proceedings.
RESPONSE: We acknowledge the Staff’s comment and will revise our future disclosure to place more emphasis on the current status of cases in plain English.
We acknowledge that HPE and its management are responsible for the accuracy and adequacy of HPE’s disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.
If you have additional questions or comments, please contact me at (913) 526-1591 or tarek.robbiati@hpe.com or Rishi Varma at (650) 258-3418 or rishi.varma@hpe.com.

Sincerely,

/s/ Tarek Robbiati

Tarek Robbiati
Chief Financial Officer

cc:     Jeremy Cox, Senior Vice President, Controller and Chief Tax Officer
Rishi Varma,     Senior Vice President, General Counsel and Corporate Secretary